Exhibit 2

First Quarter Results 2021

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange	In Mexico:

Ticker: CEMEXCPO	+ 52 (81) 8888 4292

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - March					First Quarter
					l-t-l					l-t-l
	2021	2020	% var		% var	2021	2020	% var		% var
Consolidated cement volume	16,162	14,829	9%			16,162	14,829	9%
Consolidated ready-mix volume	11,552	11,608	(0%)			11,552	11,608	(0%)
Consolidated aggregates volume	31,746	31,713	0%			31,746	31,713	0%
Net sales	3,411	3,076	11%		9%	3,411	3,076	11%		9%
Gross profit	1,109	964	15%		14%	1,109	964	15%		14%
as % of net sales	32.5%	31.4%	1.1	pp		32.5%	31.4%	1.1	pp
Operating earnings before other income and expenses, net	406	260	56%		57%	406	260	56%		57%
as % of net sales	11.9%	8.4%	3.5	pp		11.9%	8.4%	3.5	pp
Controlling interest net income (loss)	665	42	1476%			665	42	1476%
Operating EBITDA	684	533	28%		28%	684	533	28%		28%
as % of net sales	20.1%	17.3%	2.8	pp		20.1%	17.3%	2.8	pp
Free cash flow after maintenance capital expenditures	1	(215)	N/A			1	(215)	N/A
Free cash flow	(53)	(276)	81%			(53)	(276)	81%
Total debt plus perpetual notes	10,859	12,143	(11%)			10,859	12,143	(11%)
Earnings (loss) of continuing operations per ADS	0.42	0.01	5534%			0.42	0.01	5534%
Fully diluted earnings (loss) of continuing operations per ADS	0.42	0.01	6540%			0.42	0.01	6540%
Average ADSs outstanding	1,496	1,517	(1%)			1,496	1,517	(1%)
Employees	42,304	40,856	4%			42,304	40,856	4%

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the first quarter of 2021 reached US$3.4 billion, which increased 9% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations, compared to the first quarter of 2020. Higher cement volumes in most of our regions, as well as higher prices for our products in local currency terms in Mexico and our South, Central America and the Caribbean region were the primary factors responsible for the increase.

Cost of sales, as a percentage of net sales decreased by 1.2pp during the first quarter of 2021 compared with the same period last year, from 68.6% to 67.5%

Operating expenses, as a percentage of net sales decreased by 2.3pp during the first quarter 2021 compared with the same period last year, from 22.9% to 20.6%, mainly driven by our “Operation Resilience” efforts.

Operating EBITDA in the first quarter of 2021 reached US$684 million, a 28% increase year over year on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. The growth was due to higher contributions from all our regions.

Operating EBITDA margin increased by 2.8pp from 17.3% in the first quarter of 2020 to 20.1% this quarter.

Other income and expenses, net for the quarter was an income of US$570million, which mainly includes proceeds from the sale of carbon credits in Europe during the quarter and the sale of ready-mix and aggregate assets in southeast France.

Foreign exchange results represented a loss of US$7 million, mainly due to the fluctuation of the Mexican peso, Colombian peso and Euro versus the U.S. dollar.

Controlling interest net income (loss) resulted in an income of US$665 million in the first quarter of 2021 versus an income of US$42 million in the same quarter of 2020. The higher income primarily reflects higher operating earnings, including a gain on sale of assets, and a positive variation from financial instruments, partially offset by higher financial expenses, a negative variation in foreign exchange results and higher income tax.

Net debt plus perpetual notes decreased by US$547 million during the quarter.

2021 First Quarter Results	Page 2

Operating results

Mexico

	January – March					First Quarter
	2021	2020	% var		l-t-l % var	2021	2020	% var		l-t-l % var
Net sales	822	685	20%		19%	822	685	20%		19%
Operating EBITDA	299	233	28%		27%	299	233	28%		27%
Operating EBITDA margin	36.4%	34.0%	2.4	pp		36.4%	34.0%	2.4	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix			Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	13%	13%	(12%)	(12%)	(3%)	(3%)
Price (USD)	5%	5%	(1%)	(1%)	3%	3%
Price (local currency)	5%	5%	(1%)	(1%)	3%	3%

In Mexico, our cement volumes increased by 13% during the quarter while ready-mix and aggregates declined by 12% and 3%, respectively, year-over-year. Activity continues to be driven by the informal sector with bagged cement increasing at double digits. Bagged cement growth is supported by a high level of remittances, home improvements, government social programs, and pre-electoral spending. Activity in the formal sector continues showing a slight improvement.

Cement and ready-mix prices in local-currency terms improved sequentially, following the increase at the beginning of the year.

United States

	January – March						First Quarter
	2021	2020	% var		l-t-l % var	2021	2020	% var		l-t-l % var
Net sales	1,013	965	5%		5%	1,013	965	5%		5%
Operating EBITDA	196	163	21%		21%	196	163	21%		21%
Operating EBITDA margin	19.4%	16.9%	2.5	pp		19.4%	16.9%	2.5	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix			Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	9%	9%	3%	3%	(0%)	(0%)
Price (USD)	(1%)	(1%)	(1%)	(1%)	1%	1%
Price (local currency)	(1%)	(1%)	(1%)	(1%)	1%	1%

Our United States business continued to show strong momentum during the period, achieving its highest first quarter reported EBITDA and EBITDA margin since 2006 and 2007, respectively. EBITDA was US$196 million, up 21% YoY, while EBITDA margin was 19.4%, up 2.5 percentage points YoY.

Cement and ready-mix volumes grew 9% and 3%, respectively, during the quarter while aggregates volumes remained flat. Residential remained the largest contributor to volume growth, while infrastructure also supported volumes.

Pricing for cement and ready-mix was stable, and aggregates increased 4%, sequentially.

2021 First Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January – March				First Quarter
	2021	2020	% var		l-t-l % var	2021	2020	% var		l-t-l % var
Net sales	1,087	994	9%		2%	1,087	994	9%		2%
Operating EBITDA	113	103	9%		3%	113	103	9%		3%
Operating EBITDA margin	10.4%	10.4%	0.0	pp		10.4%	10.4%	0.0	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(3%)	(3%)	3%	3%	2%	2%
Price (USD)	2%	2%	8%	8%	12%	12%
Price (local currency) (*)	(4%)	(4%)	1%	1%	4%	4%

In our EMEAA region, EBITDA grew 9% as a result of cost savings, larger contribution from the urbanization solutions business, and ready-mix and aggregate volume growth.

In Europe, our cement volumes declined 9% due to unfavorable weather conditions along with newly imposed lockdown measures. Volumes improved year-over-year in the UK, France, and Spain. The UK experienced its first year-over-year volume growth for all core products since 1st quarter of 2019.

European prices increased between 4% and 8% sequentially in local currency terms for all core products. This movement reflects January pricing increases in the UK and Spain as well as geographic mix.

In the Philippines, volumes declined due to reinstated lockdown measures, which continue constraining economic activity in the country.

Israel ready-mix volumes were higher driven by construction activity related to the government’s infrastructure program.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 First Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January – March					First Quarter
	2021	2020	% var		l-t-l % var	2021	2020	% var		l-t-l % var
Net sales	424	373	14%		15%	424	373	14%		15%
Operating EBITDA	123	91	36%		40%	123	91	36%		40%
Operating EBITDA margin	29.1%	24.3%	4.8	pp		29.1%	24.3%	4.8	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	16%	16%	(10%)	(10%)	(6%)	(6%)
Price (USD)	2%	2%	(1%)	(1%)	(7%)	(7%)
Price (local currency) (*)	4%	4%	(1%)	(1%)	(8%)	(8%)

In our South, Central America and the Caribbean region, EBITDA reached its best levels since 2017. Regional cement volumes improved 16% on a year-over-year basis with growth in all countries, except Panama. Cement prices for the region rose 5%, sequentially and in local currency terms, due to increases in the Dominican Republic and Costa Rica, among others, as well as to geographic mix. EBITDA was 36% higher driven by the Dominican Republic, Colombia, and TCL.

In Colombia, the industry is enjoying robust growth, with the self-construction and infrastructure sectors as the main drivers of demand. Our cement volumes in the country grew 4%, less than the industry in the quarter, mainly due to our pricing strategy and competitive dynamics.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 First Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income and expenses, net	406	260	56%	406	260	56%
+ Depreciation and operating amortization	278	273		278	273

Operating EBITDA	684	533	28%	684	533	28%
- Net financial expense	170	172		170	172
- Maintenance capital expenditures	96	123		96	123
- Change in working capital	349	410		349	410
- Taxes paid	50	41		50	41
- Other cash items (net)	21	14		21	14
- Free cash flow discontinued operations	(3)	(12)		(3)	(12)

Free cash flow after maintenance capital expenditures	1	(215)	N/A	1	(215)	N/A
- Strategic capital expenditures	53	61		53	61

Free cash flow	(53)	(276)	81%	(53)	(276)	81%

In millions of U.S. dollars, except percentages.

Free cash flow increased by US$223 million, or 81% year-over-year. This was driven primarily by strong EBITDA growth and by the lowest investment in working capital in a 1st quarter since 2016. Average working capital days reached a record level of -17, versus -14 in first quarter of 2020.

Information on debt and perpetual notes

				Fourth Quarter
	First Quarter
	2021	2020	% var	2020

Total debt (1)	10,413	11,701	(11%)	10,598

Short-term	8%	4%		4%
Long-term	92%	96%		96%
Perpetual notes	446	441	1%	449

Total debt plus perpetual notes	10,859	12,143	(11%)	11,047

Cash and cash equivalents	1,309	1,387	(6%)	950

Net debt plus perpetual notes	9,550	10,756	(11%)	10,097

Consolidated funded debt (2)	9,666	10,751		10,254

Consolidated leverage ratio (2)	3.61	4.40		4.07
Consolidated coverage ratio (2)	4.10	3.87		3.82

	First Quarter
	2021	2020
Currency denomination
U.S. dollar	65%	69%
Euro	22%	23%
Mexican peso	4%	0%
Other	9%	8%
Interest rate(3)
Fixed	83%	70%
Variable	17%	30%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April and November 2019.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,325 million.

Leverage ratio, as calculated under the Facilities Agreement, was reduced to 3.61 times, a reduction of 0.46 of a turn compared to December 31st. Increased EBITDA and asset sales, including carbon credits, contributed to our net debt reduction of US$547 million versus the fourth quarter of 2020.

2021 First Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter
				like-to-like				like-to-like
INCOME STATEMENT	2021	2020	% var	% var	2021	2020	% var	% var
Net sales	3,411,030	3,075,934	11%	9%	3,411,030	3,075,934	11%	9%
Cost of sales	(2,301,971)	(2,111,613)	(9%)		(2,301,971)	(2,111,613)	(9%)

Gross profit	1,109,059	964,321	15%	14%	1,109,059	964,321	15%	14%
Operating expenses	(702,991)	(704,477)	0%		(702,991)	(704,477)	0%

Operating earnings before other income and expenses, net	406,068	259,843	56%	57%	406,068	259,843	56%	57%
Other income and expenses, net	569,797	(42,746)	N/A		569,797	(42,746)	N/A

Operating earnings	975,866	217,098	350%		975,866	217,098	350%
Financial expense	(244,462)	(170,244)	(44%)		(244,462)	(170,244)	(44%)
Other financial income (expense), net	(19,572)	14,713	N/A		(19,572)	14,713	N/A
Financial income	3,229	4,926	(34%)		3,229	4,926	(34%)
Results from financial instruments, net	(98)	(27,399)	100%		(98)	(27,399)	100%
Foreign exchange results	(6,606)	51,721	N/A		(6,606)	51,721	N/A
Effects of net present value on assets and liabilities and others, net	(16,098)	(14,535)	(11%)		(16,098)	(14,535)	(11%)
Equity in gain (loss) of associates	3,345	4,915	(32%)		3,345	4,915	(32%)

Income (loss) before income tax	715,176	66,482	976%		715,176	66,482	976%
Income tax	(74,747)	(50,027)	(49%)		(74,747)	(50,027)	(49%)

Profit (loss) of continuing operations	640,429	16,455	3792%		640,429	16,455	3792%
Discontinued operations	31,965	30,776	4%		31,965	30,776	4%

Consolidated net income (loss)	672,394	47,231	1324%		672,394	47,231	1324%
Non-controlling interest net income (loss)	7,861	5,063	55%		7,861	5,063	55%

Controlling interest net income (loss)	664,533	42,168	1476%		664,533	42,168	1476%

Operating EBITDA	684,322	532,938	28%	28%	684,322	532,938	28%	28%
Earnings (loss) of continued operations per ADS	0.42	0.01	5534%		0.42	0.01	5534%
Earnings (loss) of discontinued operations per ADS	0.02	0.02	5%		0.02	0.02	5%

	As of March 31
BALANCE SHEET	2021	2020	% var
Total assets	27,562,367	28,597,946	(4%)
Cash and cash equivalents	1,308,733	1,386,584	(6%)
Trade receivables less allowance for doubtful accounts	1,631,961	1,558,743	5%
Other accounts receivable	406,358	365,665	11%
Inventories, net	1,073,814	971,315	11%
Assets held for sale	155,764	359,048	(57%)
Other current assets	131,157	135,677	(3%)
Current assets	4,707,787	4,777,031	(1%)
Property, machinery and equipment, net	11,160,912	11,071,060	1%
Other assets	11,693,668	12,749,855	(8%)

Total liabilities	17,987,728	18,423,280	(2%)
Current liabilities	5,417,872	4,589,395	18%
Long-term liabilities	8,693,079	10,202,024	(15%)
Other liabilities	3,876,777	3,631,862	7%

Total stockholder’s equity	9,574,639	10,174,666	(6%)
Non-controlling interest and perpetual instruments	889,209	1,390,974	(36%)
Total controlling interest	8,685,430	8,783,692	(1%)

2021 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
				like-to-like				like-to-like
NET SALES	2021	2020	% var	% var	2021	2020	% var	% var
Mexico	821,642	685,337	20%	19%	821,642	685,337	20%	19%
U.S.A.	1,013,157	964,994	5%	5%	1,013,157	964,994	5%	5%
Europe, Middle East, Asia and Africa	1,087,071	993,632	9%	2%	1,087,071	993,632	9%	2%
Europe	718,964	641,734	12%	3%	718,964	641,734	12%	3%
Philippines	107,466	110,796	(3%)	(8%)	107,466	110,796	(3%)	(8%)
Middle East and Africa	260,642	241,102	8%	4%	260,642	241,102	8%	4%
South, Central America and the Caribbean	424,252	372,572	14%	15%	424,252	372,572	14%	15%
Others and intercompany eliminations	64,907	59,398	9%	15%	64,907	59,398	9%	15%

TOTAL	3,411,030	3,075,934	11%	9%	3,411,030	3,075,934	11%	9%

GROSS PROFIT
Mexico	427,330	355,669	20%	20%	427,330	355,669	20%	20%
U.S.A.	266,151	244,983	9%	9%	266,151	244,983	9%	9%
Europe, Middle East, Asia and Africa	235,874	228,926	3%	(3%)	235,874	228,926	3%	(3%)
Europe	146,065	136,829	7%	(1%)	146,065	136,829	7%	(1%)
Philippines	42,493	46,900	(9%)	(14%)	42,493	46,900	(9%)	(14%)
Middle East and Africa	47,317	45,196	5%	(0%)	47,317	45,196	5%	(0%)
South, Central America and the Caribbean	165,239	140,452	18%	20%	165,239	140,452	18%	20%
Others and intercompany eliminations	14,464	(5,709)	N/A	N/A	14,464	(5,709)	N/A	N/A

TOTAL	1,109,059	964,321	15%	14%	1,109,059	964,321	15%	14%

OPERATING EARNINGS BEFORE OTHER INCOME AND EXPENSES, NET
Mexico	260,021	195,628	33%	32%	260,021	195,628	33%	32%
U.S.A.	87,240	55,092	58%	58%	87,240	55,092	58%	58%
Europe, Middle East, Asia and Africa	30,379	24,386	25%	22%	30,379	24,386	25%	22%
Europe	(4,939)	(10,233)	52%	61%	(4,939)	(10,233)	52%	61%
Philippines	18,956	19,975	(5%)	(8%)	18,956	19,975	(5%)	(8%)
Middle East and Africa	16,361	14,644	12%	4%	16,361	14,644	12%	4%
South, Central America and the Caribbean	100,924	67,830	49%	53%	100,924	67,830	49%	53%
Others and intercompany eliminations	(72,495)	(83,094)	13%	15%	(72,495)	(83,094)	13%	15%

TOTAL	406,068	259,843	56%	57%	406,068	259,843	56%	57%

2021 First Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2021	2020	% var	% var	2021	2020	% var	% var
Mexico	298,743	232,988	28%	27%	298,743	232,988	28%	27%
U.S.A.	196,464	162,918	21%	21%	196,464	162,918	21%	21%
Europe, Middle East, Asia and Africa	112,517	103,149	9%	3%	112,517	103,149	9%	3%
Europe	52,854	44,672	18%	11%	52,854	44,672	18%	11%
Philippines	30,386	30,964	(2%)	(6%)	30,386	30,964	(2%)	(6%)
Middle East and Africa	29,277	27,513	6%	1%	29,277	27,513	6%	1%
South, Central America and the Caribbean	123,370	90,550	36%	40%	123,370	90,550	36%	40%
Others and intercompany eliminations	(46,770)	(56,667)	17%	21%	(46,770)	(56,667)	17%	21%

TOTAL	684,322	532,938	28%	28%	684,322	532,938	28%	28%

OPERATING EBITDA MARGIN
Mexico	36.4%	34.0%			36.4%	34.0%
U.S.A.	19.4%	16.9%			19.4%	16.9%
Europe, Middle East, Asia and Africa	10.4%	10.4%			10.4%	10.4%
Europe	7.4%	7.0%			7.4%	7.0%
Philippines	28.3%	27.9%			28.3%	27.9%
Middle East and Africa	11.2%	11.4%			11.2%	11.4%
South, Central America and the Caribbean	29.1%	24.3%			29.1%	24.3%

TOTAL	20.1%	17.3%			20.1%	17.3%

2021 First Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2021	2020	% var	2021	2020	% var
Consolidated cement volume (1)	16,162	14,829	9%	16,162	14,829	9%
Consolidated ready-mix volume	11,552	11,608	(0%)	11,552	11,608	(0%)
Consolidated aggregates volume	31,746	31,713	0%	31,746	31,713	0%

Per-country volume summary

	January - March	First Quarter	First Quarter 2021 vs.
DOMESTIC GRAY CEMENT VOLUME	2021 vs. 2020	2021 vs. 2020	Fourth Quarter 2020
Mexico	13%	13%	(6%)
U.S.A.	9%	9%	(2%)
Europe, Middle East, Asia and Africa	(3%)	(3%)	(9%)
Europe	(9%)	(9%)	(17%)
Philippines	(4%)	(4%)	14%
Middle East and Africa	15%	15%	(15%)
South, Central America and the Caribbean	16%	16%	0%

READY-MIX VOLUME
Mexico	(12%)	(12%)	(11%)
U.S.A.	3%	3%	2%
Europe, Middle East, Asia and Africa	3%	3%	(12%)
Europe	(0%)	(0%)	(14%)
Philippines	N/A	N/A	N/A
Middle East and Africa	8%	8%	(9%)
South, Central America and the Caribbean	(10%)	(10%)	(2%)

AGGREGATES VOLUME
Mexico	(3%)	(3%)	(11%)
U.S.A.	(0%)	(0%)	(2%)
Europe, Middle East, Asia and Africa	2%	2%	(14%)
Europe	5%	5%	(12%)
Philippines	N/A	N/A	N/A
Middle East and Africa	(7%)	(7%)	(21%)
South, Central America and the Caribbean	(6%)	(6%)	(10%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2021 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2021 vs.
DOMESTIC GRAY CEMENT PRICE	2021 vs. 2020	2021 vs. 2020	Fourth Quarter 2020
Mexico	5%	5%	4%
U.S.A.	(1%)	(1%)	0%
Europe, Middle East, Asia and Africa (*)	2%	2%	3%
Europe (*)	11%	11%	5%
Philippines	0%	0%	(1%)
Middle East and Africa (*)	(14%)	(14%)	4%
South, Central America and the Caribbean (*)	2%	2%	4%

READY-MIX PRICE
Mexico	(1%)	(1%)	0%
U.S.A.	(1%)	(1%)	(1%)
Europe, Middle East, Asia and Africa (*)	8%	8%	3%
Europe (*)	12%	12%	6%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	1%	1%	0%
South, Central America and the Caribbean (*)	(1%)	(1%)	4%

AGGREGATES PRICE
Mexico	3%	3%	(3%)
U.S.A.	1%	1%	4%
Europe, Middle East, Asia and Africa (*)	12%	12%	10%
Europe (*)	13%	13%	9%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	8%	8%	9%
South, Central America and the Caribbean (*)	(7%)	(7%)	4%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 First Quarter Results	Page 11

Operating results

Variation in Local Currency

	January -March	First Quarter	First Quarter 2021 vs.
DOMESTIC GRAY CEMENT PRICE	2021 vs. 2020	2021 vs. 2020	Fourth Quarter 2020
Mexico	5%	5%	5%
U.S.A.	(1%)	(1%)	0%
Europe, Middle East, Asia and Africa (*)	(4%)	(4%)	3%
Europe (*)	3%	3%	4%
Philippines	(4%)	(4%)	(0%)
Middle East and Africa (*)	(14%)	(14%)	4%
South, Central America and the Caribbean (*)	4%	4%	5%

READY-MIX PRICE
Mexico	(1%)	(1%)	1%
U.S.A.	(1%)	(1%)	(1%)
Europe, Middle East, Asia and Africa (*)	1%	1%	3%
Europe (*)	4%	4%	5%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(4%)	(4%)	0%
South, Central America and the Caribbean (*)	(1%)	(1%)	5%

AGGREGATES PRICE
Mexico	3%	3%	(2%)
U.S.A.	1%	1%	4%
Europe, Middle East, Asia and Africa (*)	4%	4%	8%
Europe (*)	4%	4%	8%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	2%	2%	9%
South, Central America and the Caribbean (*)	(8%)	(8%)	5%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2021 First Quarter Results	Page 12

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2021		2020		2020

In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,028	(11)	980	130	741	(42)
Equity related derivatives (2)	—	—	72	3	27	3
Interest rate swaps (3)	1,325	(41)	1,000	(64)	1,334	(47)
Fuel derivatives (4)	108	24	185	(27)	128	5

	2,461	(28)	2,237	42	2,230	(81)

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of March 31, 2021, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$28 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449

End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of March 31, 2021 were 20,541,277.

Assets held for sale and discontinued operations

On March 31, 2021, CEMEX sold 24 concrete plants and 1 aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets are located in the Rhone Alpes region in the Southeast of France, East of CEMEX´s Lyon operations, which the company will retain. CEMEX’s operations of these assets in France for the three-month periods ended March 31, 2021 and 2020 are reported in the Income Statements net of income tax in the single line item “Discontinued operations.”

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for approximately US$230 million, including approximately US$30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. For purposes of the Income Statement for the three-month period ended March 31, 2020 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of US$47 million.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Income Statement for the three-month period ended March 31, 2020 present the operations related to this segment from January 1 to March 6, 2020 net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for an initial price of US$180 million, including its Buñol cement plant. The transaction is pending for approval from the corresponding authorities. CEMEX currently expects to close this transaction by the end of 2Q21. As of March 31, 2021 and 2020, the assets and liabilities associated with the white cement business were presented in the Statements of Financial Position within the line items of “assets and liabilities held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the three-month periods ended March 31, 2021 and 2020 are reported in the Income Statements net of income tax in the single line item “Discontinued operations.”

2021 First Quarter Results	Page 13

Other information

The following table presents condensed combined information of the Income Statements of CEMEX’s discontinued operations previously mentioned in: a) the Southeast of France for the three-month periods ended March 31, 2021 and 2020; b) the United Kingdom for the period from January 1 to March 31, 2020; c) the United States related to Kosmos for the period from January 1 to March 6, 2020; and d) Spain for the three-month periods ended March 31, 2021 and 2020:

INCOME STATEMENT	Jan-Mar			First Quarter
(Millions of U.S. dollars)	2021	2020	2021	2020
Sales	23	97	23	97
Cost of sales and operating expenses	(22)	(90)	(22)	(90)
Other income (expenses), net	(1)	0	(1)	0
Interest expense, net, and others	—	6	—	6

Income before income tax	—	13	—	13

Income tax	—	0	—	0

Income from discontinued operations	—	13	—	13

Net gain on sale	32	18	32	18

Income from discontinued operations	32	31	32	31

Assets held for sale and related liabilities

As of March 31, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Spain, as mentioned above:

(Millions of U.S. dollars)	1Q21
Current assets	3
Non-current assets	97

Total assets of the disposal group	100
Current liabilities	0
Non-current liabilities	0

Total liabilities directly related to disposal group	0

Total net assets of disposal group	100

Other significant transactions

In connection with the CO2 emission allowances in the European Union (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), considering the Company’s target across all of its cement plants in Europe to reach 55% reduction in CO2 emissions by year 2030 versus its 1990 baseline and the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050, as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during the second half of March 2021, CEMEX sold 12.3 million Allowances in several transactions for approximately €509 million (approximately US$600 million) that the Company had accrued as of the end of the Phase III under the EU ETS, which finalized on December 31, 2020. This sale was recognized in the three-month period ended March 31, 2021 as part of the line item “Other income (expenses), net”. As of the date of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under the Phase IV of the EU ETS, which commenced on January 1, 2021 and will last until December 31, 2030. CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

2021 First Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEAA region includes Europe, Middle East, Asia, and Africa. Asia includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March			First Quarter		First Quarter
	2021	2020	2021	2020	2021	2020
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.63	20.72	20.63	20.72	20.43	23.68
Euro	0.833	0.9076	0.833	0.9076	0.8525	0.907
British pound	0.7226	0.7819	0.7226	0.7819	0.7256	0.8057

2021 First Quarter Results	Page 15

Disclaimer

This report contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2021 First Quarter Results	Page 16